September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (808) 537-8063

Allan R. Landon
Chief Executive Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

> **Re:** **Bank of Hawaii Corporation**
> **Definitive 14A**
> **Filed March 14, 2007**
> **File No. 01-6887**

Dear Mr. Landon:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 15

1. Please disclose any instructions given to Hewitt regarding preparing data, reports or recommendations used in setting compensation. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 20

2. It appears that in order for prior grants of equity compensation to vest, the company must reach corporate performance targets. Identify the performance targets that you monitor, including the measure used and the level of performance required for vesting for any period remaining on the awards, or for any future grants. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) and (vi) of Regulation S-K.

3. You disclose Mr. Hocklander's and Mr. Thomas's base salaries are determined based upon the terms of their employment agreements. To the extent that your executive officers salaries are set based upon terms of employment agreements, please discuss how the Committee determined the relevant terms of the agreement, including reference to any negotiation between the officer and the Committee as well as reference to any analysis of peer compensation of similar officers by your peer group. Similarly, please discuss why the Committee chose to enter employment agreements with Mr. Hocklander, Mr. Thomas and Mr. Keene, and how the Committee determined the appropriate terms of the agreements. Please refer to Item 402(b)(1)(iv),(v) and (vi) as well as Item 402(b)(2)(v) and (vii) of Regulation S-K.

4. Discuss, in greater detail, how the Committee measures performance, both on an individual and corporate level, and to disclose the particular targets set by the Committee. In particular, please discuss how you determined Total Shareholder Return and the index used to judge Total Shareholder Return, as well as levels of performance compared to that index required to get a particular level of compensation. To the extent that you did not disclose these or other performance targets because you determined that the targets were confidential, because their disclosure would cause competitive harm to the Bank of Hawaii, please supplementally provide the staff with your analysis supporting that determination. Also, if you determine that targets are confidential, disclose your analysis of the difficulty in reaching the targets contemplated in Instruction 4 to Item 402(b).   Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K.

5. You indicate that individual performance was a significant factor considered by the Committee in making compensation awards to your named executive officers. Explain how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Compensation Committee considered in its evaluation, and if applicable, how they

6. Identify how the Committee measures the CEO's performance in applying the scoring system. Similarly, disclose and analyze the measurements of corporate or individual performance used to evaluate the other named executives performance in order to determine incentive based compensation. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K.

7. You disclose that the Committee considers the scoring system, along with other factors, in making its determination as to the amount of the variable portion of the CEO's compensation. Also, there appears to be a significant discretionary element to setting the amount of equity compensation as well as in the process for determining the amount of compensation paid to the other named executives. Please clarify how this discretionary element of the Committee's determination supports your compensation objectives. Furthermore, please discuss the factors considered by the Committee, as well as the conclusions reached by the Committee in exercising their discretion. Please refer to Item 402(b)(1)(vi) as well as 402(b)(2)(vi) of Regulation S-K.

8. Revise your discussion of how your compensation program qualifies for the exemption for performance based compensation by clarifying how the incentive pool impacts the compensation determinations made by the Committee. Please refer to Item 402(b)(1)(iii), (v), and (vi) as well as Item 402(b)(2)(xii) of Regulation S-K.

9. Please explain why the company offers the deferred compensation program as well as your nonqualified retirement plans and to explain how these benefits fit into your compensation program. Please refer to Item 402(b)(1)(iv) of Regulation S-K.

Nonqualified Deferred Compensation, page 25

10. Provide the narrative discussion of the structure and payout provisions of the deferred compensation plans contemplated by Item 402(i)(3) of Regulation S-K.

11. In Footnote 6 of the Summary Compensation Table you describe contributions to a number of retirement and nonqualified plans. To the extent that any of the plans mentioned in this section is not discussed in the Pension Plans section, please discuss the structure of the plans in your revised narrative discussion. Also, separately disclose the executive officers holdings under each plan. Please refer to Item 402(i)(2) and 402(i)(3) of Regulation S-K.

Pension Plans, page 29

12. Discuss the material terms and assumptions necessary to understand the benefits

payable to the participating Executives under the Employee's Retirement Plan of the Bank of Hawaii. Please see Item 402(h)(3) of Regulation S-K.

Change-In-Control, Termination and Other Arrangements, page 29

13. Please explain, in the Compensation Discussion and Analysis, how the Committee or the Board determined the payment amounts, including the formulas used under the agreements and the Key Employee Severance Plan were appropriate and supported the company's compensation program. Please refer to Item 402(j) and 402(b)(1)(v) and (vi) and 402(b)(2)(xv) of Regulation S-K.

14. It appears that the Key Employee Severance Plan covers payments to executives in more situations than simply a change-in-control. Disclose in this section all payments that could be made to executives, other than payments available to all employees, including accelerated vesting and any additional benefits under the retirement and nonqualified deferred compensation programs, for any event of class of event which would trigger payments under the Severance Plan or any other agreement with the named executive officers. Also, revise the disclosure to quantify the amount of payments and the assumptions necessary to understand how the amounts were determined. Please refer to Item 402(j) of Regulation S-K.

Certain Relationships and Related Transactions, page 31

15. Please clarify that loans to related parties were made on the same terms, including interest rates as those available to other persons not related to the lender. Please refer to Instruction 4 to Item 404(a) of Regulation S-K

16. Discuss the procedures and standards used by the Audit Committee in reviewing related party transactions. Also, please clarify which portions of the Code of Ethics and the listing standards establish the procedural and transactional requirements for this reporting and review procedure. Please refer to Item 404(b) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Marc Rossi
     Corporate Secretary